Google Inc. 1600 Amphitheatre Parkway Mountain View, CA 94043	Main 650 253.0000 Fax 650 253.0001 www.google.com

November 3, 2009

VIA EDGAR AND FACSIMILE

Unites States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4561

Washington, D.C. 20549

Attention:	MatthewCrispino, Staff Attorney
Mark P. Shuman, Branch Chief—Legal

Re:	Google Inc. Registration Statement on Form S-4 File No. 333-161858

Acceleration Request

Requested Date:	November 3, 2009
Requested Time:	5:00 p.m., Eastern Time

Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Google Inc. (the “Registrant”) hereby requests that the above-referenced Registration Statement on Form S-4 (No. 333-161858) be declared effective on the “Requested Date” and at the “Requested Time” set forth above or as soon thereafter as practicable.

In connection with the acceleration request, the Registrant hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Registrant may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please provide a copy of the Commission’s order declaring the Registration Statement effective via facsimile to me at (650) 887-1790, as well as to Jon Avina at (650) 493-6811.

Respectfully submitted,

GOOGLE INC.

/S/ DONALD HARRISON
Donald Harrison, Deputy General Counsel and Assistant Secretary Google Inc.